RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540
November 13, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Ms. Jenifer Gallagher

Re:	RAM Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 5, 2009
SAB 99 Materiality Memo dated November 12, 2009
File No. 000-50682
     This letter is in response to your phone call of November 5, 2009 requesting additional information. The additional information is summarized as follows:
1)	If the impairment were corrected at December 31, 2008, evaluate the effect of all errors on the income statement, including impairment, depreciation, depletion and amortization expense, tax provision, and net loss. Consider the effects at December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009 and forecasted December 31, 2009, both for current period and year-to-date.

2)	Evaluate the effect of all errors on total assets and stockholders’ equity (deficit) at December 31, 2008, March 31, 2009, June 30, 2009, and September 30, 2009.

3)	State whether debt covenant ratios or any other significant ratios disclosed by the company were affected.

4)	Describe any further qualitative analysis that is appropriate.
     The attached Materiality Analysis Memo contains responses to your questions.
          We believe the impact on the financial statements and reserve information as of and for the periods ended December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009 is immaterial and therefore restatements of the Form 10-K for the year ended December 31, 2008 and the Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and September 30, 2009 are not required. Please refer to the SAB 99 materiality memo for management’s analysis and discussion of the quantitative and qualitative factors impacting materiality which we are providing as supplemental information. The information set forth herein and in the attached SAB 99 materiality memo is furnished and not filed under the rules and regulations of the Securities Exchange Act of 1934, as amended.
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RAM Energy Resources, Inc.
By	/s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer

RAM ENERGY RESOURCES, INC.

CONFIDENTIAL INTEROFFICE MEMORANDUM

TO:	FILES

FROM:	G. LES AUSTIN

SUBJECT:	RAM ENERGY RESOURCES, INC. SAB 99 ASSESSMENT OF MATERIALITY RELATING TO ERROR IN RESERVE REPORTS

DATE:	NOVEMBER 13, 2009

CC:
     The Company’s estimate of proved reserves for the year ended December 31, 2008 overstated proved reserves by approximately 1.4 million barrels of oil equivalent (“BOE”) and understated the future net revenues from proved oil and natural gas properties discounted at 10% (“PV 10”) by $10.7 million, resulting in an overstatement of impairment expense, depletion expense and tax benefit on the Company’s financial statements. Additionally, the internal reserve report used to calculate the March 31, 2009 impairment expense overstated reserves by approximately 2.7 million BOE and understated the PV 10 by $21.0 million. The error in the proved reserve estimates was primarily due to certain uneconomical properties not being excluded from the estimate of reserves. The Company assessed the impact of the errors in the estimate of reserves on the financial statements for the periods ended December 31, 2008, March 31, 2009, June 30, 2009, September 30, 2009 and projected December 31, 2009 to determine if the impact was material and therefore whether a restatement of the previously filed financial statements was required. The Company concluded the financial statements for the periods analyzed did not materially misstate the reported results and that a restatement of prior period financial statements was not required. The assessment of materiality was provided to the Audit Committee of the Company’s Board of Directors for review and the Audit Committee agreed with the conclusions reached by management. Additionally, the materiality assessment was reviewed with the Company’s external auditors, UHY LLP, and the external auditors agreed with the conclusions reached by management.
     The assessment of materiality was prepared to consider both quantitative and qualitative factors to determine if the magnitude of the overstatement of reserve quantities, overstatement of impairment expense, overstatement of tax benefit, and changes in depletion expense was such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item. Data included in the assessment of materiality included the following:

Quantitative Assessment

	As
	Reported	Change	Corrected	% Change

Reserve report effect:

December 31, 2008
Proved reserves (MBoe)	36,196	(1,427)	34,769	-3.9%
Undiscounted cash flows ($ thousands)	623,411	12,849	636,260	2.1%
PV-10 value ($ thousands)	311,385	10,746	322,131	3.5%

March 31, 2009
Proved reserves (MBoe)	35,110	(2,705)	32,405	-7.7%
Undiscounted cash flows ($ thousands)	534,594	23,729	558,323	4.4%
PV-10 value ($ thousands)	260,753	21,033	281,786	8.1%

          If restatements were made, the effect on total assets and stockholders’ equity (deficit) for the periods analyzed would be as reflected in the table below:
RAM Energy Resources, Inc.
Consolidated Total Assets and Shareholders’ Equity
(in thousands)
(unaudited)

	As Reported	Change	Corrected	% Change

December 31, 2008:
Total assets	$395,845	$8,119	$403,964	2.1%

Common stock	$8	$—	$8	0.0%
Additional paid-in capital	220,800	—	220,800	0.0%
Treasury stock	(4,027)	—	(4,027)	0.0%
Accumulated deficit	(167,060)	8,119	(158,941)	-4.9%

Stockholders’ equity	$49,721	$8,119	$57,840	16.3%

March 31, 2009:
Total assets	$363,218	$16,854	$380,072	4.6%

Common stock	$8	$—	$8	0.0%
Additional paid-in capital	221,342	—	221,342	0.0%
Treasury stock	(4,033)	—	(4,033)	0.0%
Accumulated deficit	(205,153)	16,854	(188,299)	-8.2%

Stockholders’ equity	$12,164	$16,854	$29,018	138.6%

June 30, 2009:
Total assets	$323,101	$15,375	$338,476	4.8%

Common stock	$8	$—	$8	0.0%
Additional paid-in capital	221,893	—	221,893	0.0%
Treasury stock	(6,167)	—	(6,167)	0.0%
Accumulated deficit	(216,959)	15,375	(201,584)	-7.1%

Stockholders’ equity (deficit)	$(1,225)	$15,375	$14,150	-1255.1%

September 30, 2009:
Total assets	$309,320	$14,973	$324,293	4.8%

Common stock	$8	$—	$8	0.0%
Additional paid-in capital	222,432	—	222,432	0.0%
Treasury stock	(6,167)	—	(6,167)	0.0%
Accumulated deficit	(219,676)	14,973	(204,703)	-6.8%

Stockholders’ equity (deficit)	$(3,403)	$14,973	$11,570	-440.0%

     If restatements were made, the effect on income statements for the periods presented would be as reflected in the tables below:
RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Year ended December 31, 2008
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$117,036	$—	$117,036	0.0%
Natural gas	47,884	—	47,884	0.0%
NGLs	17,770	—	17,770	0.0%
Realized losses on derivatives	(10,472)	—	(10,472)	0.0%
Unrealized gains on derivatives	33,257	—	33,257	0.0%
Gain on sale of assets	10	—	10	0.0%
Other	372	—	372	0.0%

Total revenues and other operating income	205,857	—	205,857	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	10,480	—	10,480	0.0%
Oil and natural gas production expenses	38,030	—	38,030	0.0%
Depreciation and amortization	46,758	(246)	46,512	-0.5%
Accretion expense	2,207	—	2,207	0.0%
Impairment	282,465	(12,579)	269,886	-4.5%
Share-based compensation	2,563	—	2,563	0.0%
General and administrative, overhead and other expenses, net of operator’s overhead fees	20,305	—	20,305	0.0%

Total operating expenses	402,808	(12,825)	389,983	-3.2%

Operating loss	(196,951)	12,825	(184,126)	-6.5%

OTHER INCOME (EXPENSE):
Interest expense	(24,182)	—	(24,182)	0.0%
Interest income	208	—	208	0.0%
Other expense	(13,536)	—	(13,536)	0.0%

LOSS BEFORE INCOME TAXES	(234,461)	12,825	(221,636)	-5.5%
INCOME TAX BENEFIT	(96,389)	4,706	(91,683)	-4.9%

Net loss	$(138,072)	$8,119	$(129,953)	-5.9%

BASIC LOSS PER SHARE	$(1.95)	$0.11	$(1.84)	-5.6%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	70,629,452	—	70,629,452	0.0%

DILUTED LOSS PER SHARE	$(1.95)	$0.11	$(1.84)	-5.6%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	70,629,452	—	70,629,452	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Three months ended March 31, 2009
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$11,258	$—	$11,258	0.0%
Natural gas	6,050	—	6,050	0.0%
NGLs	1,748	—	1,748	0.0%
Realized gains on derivatives	7,878	—	7,878	0.0%
Unrealized losses on derivatives	(1,007)	—	(1,007)	0.0%
Other	85	—	85	0.0%

Total revenues and other operating income	26,012	—	26,012	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	872	—	872	0.0%
Oil and natural gas production expenses	10,085	—	10,085	0.0%
Depreciation and amortization	8,944	(662)	8,282	-7.4%
Accretion expense	404	—	404	0.0%
Impairment	58,929	(11,316)	47,613	-19.2%
Share-based compensation	541	—	541	0.0%
General and administrative, overhead and other expenses, net of operator’s overhead fees	4,345	—	4,345	0.0%

Total operating expenses	84,120	(11,978)	72,142	-14.2%

Operating loss	(58,108)	11,978	(46,130)	-20.6%

OTHER INCOME (EXPENSE):
Interest expense	(3,608)	—	(3,608)	0.0%
Interest income	20	—	20	0.0%
Other expense	(433)	—	(433)	0.0%

LOSS BEFORE INCOME TAXES	(62,129)	11,978	(50,151)	-19.3%
INCOME TAX BENEFIT	(24,036)	3,243	(20,793)	-13.5%

Net loss	$(38,093)	$8,735	$(29,358)	-22.9%

BASIC LOSS PER SHARE	$(0.49)	$0.11	$(0.38)	-22.4%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	77,290,832	—	77,290,832	0.0%

DILUTED LOSS PER SHARE	$(0.49)	$0.11	$(0.38)	-22.4%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	77,290,832	—	77,290,832	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Three months ended June 30, 2009
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$16,206	$—	$16,206	0.0%
Natural gas	4,907	—	4,907	0.0%
NGLs	2,387	—	2,387	0.0%
Realized gains on derivatives	10,671	—	10,671	0.0%
Unrealized losses on derivatives	(23,795)	—	(23,795)	0.0%
Other	43	—	43	0.0%

Total revenues and other operating income	10,419	—	10,419	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	927	—	927	0.0%
Oil and natural gas production expenses	9,119	—	9,119	0.0%
Depreciation and amortization	7,560	626	8,186	8.3%
Accretion expense	532	—	532	0.0%
Impairment	—	—	—	0.0%
Share-based compensation	552	—	552	0.0%
General and administrative, overhead and other expenses, net of		—
operator’s overhead fees	3,745	—	3,745	0.0%

Total operating expenses	22,435	626	23,061	2.8%

Operating loss	(12,016)	(626)	(12,642)	5.2%

OTHER INCOME (EXPENSE):
Interest expense	(3,601)	—	(3,601)	0.0%
Interest income	9	—	9	0.0%
Other expense	(106)	—	(106)	0.0%

LOSS BEFORE INCOME TAXES	(15,714)	(626)	(16,340)	4.0%
INCOME TAX BENEFIT	(3,908)	853	(3,055)	-21.8%

Net loss	$(11,806)	$(1,479)	$(13,285)	12.5%

BASIC LOSS PER SHARE	$(0.16)	$(0.02)	$(0.18)	12.5%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	74,696,028	—	74,696,028	0.0%

DILUTED LOSS PER SHARE	$(0.16)	$(0.02)	$(0.18)	12.5%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	74,696,028	—	74,696,028	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Six months ended June 30, 2009
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$27,464	$—	$27,464	0.0%
Natural gas	10,957	—	10,957	0.0%
NGLs	4,135	—	4,135	0.0%
Realized gains on derivatives	18,549	—	18,549	0.0%
Unrealized losses on derivatives	(24,802)	—	(24,802)	0.0%
Other	128	—	128	0.0%

Total revenues and other operating income	36,431	—	36,431	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	1,799	—	1,799	0.0%
Oil and natural gas production expenses	19,204	—	19,204	0.0%
Depreciation and amortization	16,504	(36)	16,468	-0.2%
Accretion expense	936	—	936	0.0%
Impairment	58,929	(11,316)	47,613	-19.2%
Share-based compensation	1,093	—	1,093	0.0%
General and administrative, overhead and other expenses, net of operator’s overhead fees	8,090	—	8,090	0.0%

Total operating expenses	106,555	(11,352)	95,203	-10.7%

Operating loss	(70,124)	11,352	(58,772)	-16.2%

OTHER INCOME (EXPENSE):
Interest expense	(7,209)	—	(7,209)	0.0%
Interest income	29	—	29	0.0%
Other expense	(539)	—	(539)	0.0%

LOSS BEFORE INCOME TAXES	(77,843)	11,352	(66,491)	-14.6%
INCOME TAX BENEFIT	(27,944)	4,096	(23,848)	-14.7%

Net loss	$(49,899)	$7,256	$(42,643)	-14.5%

BASIC LOSS PER SHARE	$(0.66)	$0.10	$(0.56)	-15.2%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	75,986,262	—	75,986,262	0.0%

DILUTED LOSS PER SHARE	$(0.66)	$0.10	$(0.56)	-15.2%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	75,986,262	—	75,986,262	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Three months ended September 30, 2009
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$18,276	$—	$18,276	0.0%
Natural gas	4,607	—	4,607	0.0%
NGLs	2,999	—	2,999	0.0%
Realized gains on derivatives	483	—	483	0.0%
Unrealized losses on derivatives	(1,283)	—	(1,283)	0.0%
Other	49	—	49	0.0%

Total revenues and other operating income	25,131	—	25,131	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	1,320	—	1,320	0.0%
Oil and natural gas production expenses	9,772	—	9,772	0.0%
Depreciation and amortization	7,304	605	7,909	8.3%
Accretion expense	513	—	513	0.0%
Impairment	—	—	—	0.0%
Share-based compensation	539	—	539	0.0%
General and administrative, overhead and other expenses, net of operator’s overhead fees	4,247	—	4,247	0.0%

Total operating expenses	23,695	605	24,300	2.6%

Operating income	1,436	(605)	831	-42.1%

OTHER INCOME (EXPENSE):
Interest expense	(5,561)	—	(5,561)	0.0%
Interest income	40	—	40	0.0%
Other income	10	—	10	0.0%

LOSS BEFORE INCOME TAXES	(4,075)	(605)	(4,680)	14.8%
INCOME TAX BENEFIT	(1,358)	(203)	(1,561)	14.9%

Net loss	$(2,717)	$(402)	$(3,119)	14.8%

BASIC LOSS PER SHARE	$(0.04)	$—	$(0.04)	0.0%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	74,505,534	—	74,505,534	0.0%

DILUTED LOSS PER SHARE	$(0.04)	$—	$(0.04)	0.0%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	74,505,534	—	74,505,534	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2009
	As Reported	Change	Corrected	% Change
REVENUES AND OTHER OPERATING INCOME:
Oil and natural gas sales
Oil	$45,740	$—	$45,740	0.0%
Natural gas	15,564	—	15,564	0.0%
NGLs	7,134	—	7,134	0.0%
Realized gains on derivatives	19,032	—	19,032	0.0%
Unrealized losses on derivatives	(26,085)	—	(26,085)	0.0%
Other	177	—	177	0.0%

Total revenues and other operating income	61,562	—	61,562	0.0%

OPERATING EXPENSES:
Oil and natural gas production taxes	3,119	—	3,119	0.0%
Oil and natural gas production expenses	28,976	—	28,976	0.0%
Depreciation and amortization	23,808	569	24,377	2.4%
Accretion expense	1,449	—	1,449	0.0%
Impairment	58,929	(11,316)	47,613	-19.2%
Share-based compensation	1,632	—	1,632	0.0%
General and administrative, overhead and other expenses, net of operator’s overhead fees	12,337	—	12,337	0.0%

Total operating expenses	130,250	(10,747)	119,503	-8.3%

Operating loss	(68,688)	10,747	(57,941)	-15.6%

OTHER INCOME (EXPENSE):
Interest expense	(12,770)	—	(12,770)	0.0%
Interest income	69	—	69	0.0%
Other expense	(529)	—	(529)	0.0%

LOSS BEFORE INCOME TAXES	(81,918)	10,747	(71,171)	-13.1%
INCOME TAX BENEFIT	(29,302)	3,893	(25,409)	-13.3%

Net loss	$(52,616)	$6,854	$(45,762)	-13.0%

BASIC LOSS PER SHARE	$(0.70)	$0.09	$(0.61)	-12.9%

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	75,487,262	—	75,487,262	0.0%

DILUTED LOSS PER SHARE	$(0.70)	$0.09	$(0.61)	-12.9%

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	75,487,262	—	75,487,262	0.0%

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)*

*	Confidential information has been omitted and filed separately with the Securities and Exchange Commission.

RAM Energy Resources, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)*

*	Confidential information has been omitted and filed separately with the Securities and Exchange Commission.

Qualitative Assessment
•	The Company believes that investors in the oil and gas exploration and production industry primarily focus on reserve values and widely followed operating performance measures such as cash flow from operations and certain non-GAAP measures which adjust net income or net loss to exclude certain financial measures such as depletion and impairment charges and pay little attention to net earnings. The Company follows the full cost method of accounting for oil and natural gas operations. However, numerous oil and natural gas companies follow the successful efforts method of accounting for oil and natural gas operations. Calculations of depletion and impairments for oil and gas exploration and production companies under the different accounting methods can result in significantly different results. Additionally, the different accounting methods can result in other significant differences in costs capitalized and costs expensed. The Company believes investors do not consider net income as one of the primary measures of performance of oil and gas companies. Therefore, the Company believes these errors or correction of errors in reserve estimates and the non-cash measures of depletion and impairment expense would not result in a significant positive or negative market reaction.
•	PV 10 values used to determine the Company’s impairment expense were understated by $10.7 million, or 3%, at December 31, 2008 and by $21.0 million, or 8%, at March 31, 2009. There are numerous uncertainties inherent in estimating quantities of proved reserves and the related PV 10. Therefore, the PV 10 values are not precise and the actual quantities and values of reserves recovered will differ significantly from the estimates of reserves. For example, small changes in the financial measures estimated in the calculation of reserves could impact PV 10 and therefore impact the amount of impairment expense recognized. The Company evaluated changes in assumptions of prices, future development costs and lease operating costs at December 31, 2008 to illustrate the degree of imprecision and determined the following:
•	An increase of 5% in product price assumptions increased PV 10 by $31.3 million.

•	A decrease of 5% in future development costs assumptions increased PV 10 by $6.5 million.

•	A decrease of 5% in lease operating costs assumptions increased PV 10 by $8.0 million.
The Company believes readers of oil and gas company financial statements understand the uncertainties inherent in estimating reserves and understand other measurements which use reserve estimates, such as impairment expense, are not precise.

•	Depletion rates are calculated based on the estimates of reserves and therefore are not precise measurements. In addition, the impact on the Company’s future depletion rate by not restating our financial statements for the reduction in impairment will not be significant. Therefore, the Company’s ongoing depletion expense will not be significantly different from what it would be if the Company restated the financial statements for the periods ended December 31, 2008 and March 31, 2009.

•	The overstatement of errors in the December 31, 2008 reserve report and the financial statements did not impact compliance with regulatory requirements, loan covenants or other contractual requirements for the periods ended December 31, 2008, March 31, 2009, June 30, 2009 or September 30, 2009.

•	Prior to the period ended December 31, 2008, the Company had not recorded impairment expense. Therefore, the overstatement of impairment expense will not distort historical trends.

•	Restatement of the financial statements would result in a decrease in impairment expense and net loss, but a significant net loss would still remain.

•	Management evaluated and assessed the impact of the error on its internal control over financial reporting and concluded the control deficiency was a significant deficiency, but did not rise to the level of a material weakness given the nature of the specific facts and circumstances that existed at that time. In summary, the Company’s controls over reserve information being received from third-party reserve engineers involved a detailed review of all significant properties, which comprised approximately 80% of the Company’s total reserves. In addition to this detailed review of the significant properties, an overall review was performed on the roll forward of reserves that would usually detect any material differences in the remaining properties, however, because oil and gas prices dropped so significantly from December 31, 2007 to December 31, 2008, the error was masked by such decrease in prices. We have since modified our internal controls over financial reporting to detect such errors in future reserve reports.
     The Company considered the above factors of materiality and concluded it is not in the best interest of the Company’s investors to restate the Company’s previously filed financial statements. We believe this is truly an example of a quantitatively large error that is immaterial when considering all relevant qualitative factors.